Exhibit 99.1

Achilles Therapeutics Appoints Julie O’Neill to Board of Directors

and

Markwin Velders, Ph.D. joins Scientific Advisory Board

London, UK 3 May 2021 – Achilles Therapeutics plc (NASDAQ: ACHL), a clinical-stage biopharmaceutical company developing precision T cell therapies to treat solid tumors, today announces the appointment of Julie O’Neill as a Non-Executive Director to the Board and Markwin Velders, Ph.D. to its Scientific Advisory Board (SAB). Both individuals come to Achilles with strong track records of experience in cell therapy and cell therapy manufacturing.

Ms. O’Neill is a business professional with more than two decades of executive experience in senior leadership roles. She was previously Executive Vice President, Global Operations at Alexion Pharmaceuticals. where she led the Global Operations business including product development, manufacturing, quality, supply chain and global real estate functions. Prior to joining Alexion, she was Vice President of Operations at Gilead Sciences.

Ms. O’Neill serves as an Independent Director on the boards of ICON, DBV Technologies and Hookipa Pharma. She is also on the Board of Ireland’s National Institute for Bioprocessing Research & Training (NIBRT) and serves as the Chairperson of the Strategic Advisory Board at the School of Pharmacy, Trinity College Dublin.

“Achilles’ precision T cell therapies have the potential to significantly benefit patients with melanoma, non-small cell lung cancer, as well as other solid tumor disease. As the Company gets closer to breaking ground on expanded manufacturing capacity for clinical and commercial use, operations, manufacturing and quality control are growing in importance,” commented Julie O’Neill. “I am looking forward to joining the Achilles team and supporting them as they move along the clinical path. I am excited to be able to contribute at such an important stage in the company’s development.”

The Company has also expanded its Scientific Advisory Board with the addition of Dr. Velders. He is the former VP, Operations and Managing Director at Kite Pharma EU. Before joining Kite, he was CSO at Dutch AM-Pharma, Business Unit Manager at TNO Biosciences, and CEO at SomantiX. After mediating the sale of the start-up T Cell Factory to Kite, he joined Kite Pharma to establish the company’s EU headquarters in Amsterdam, helping to advance clinical development. Most recently, he was involved in the establishment of Kite’s CAR-T commercial manufacturing site in Hoofddorp, The Netherlands.

“Given the importance of manufacturing in cell therapy, we are delighted to welcome Julie to our Board and Markwin to our Scientific Advisory Board,” said Iraj Ali, Chief Executive Officer at Achilles. “As we scale up our fully-closed and automated end-to-end manufacturing process for our expanding clinical work and eventual commercial production, their combined operations and manufacturing management expertise are a welcome complement to the capabilities of our current Board and team.”

Achilles has also announced that Rogier Rooswinkel, Ph.D. of Forbion has indicated that he will be resigning from the Board of Directors effective immediately prior to the date of the planned annual general meeting to be held on June 28, 2021.

The members of the Achilles Therapeutics Board of Directors are now:

Edwin Moses, Chairman

Iraj Ali, Chief Executive Officer

Carsten Boess, Non-Executive Director

Derek DiRocco, Non-Executive Director

Michael F. Giordano, Non-Executive Director

Julie O’Neill, Non-Executive Director

Rogier Rooswinkel, Non-Executive Director (until June 28, 2021)

About Achilles Therapeutics

Achilles is a clinical-stage biopharmaceutical company developing precision T cell therapies targeting clonal neoantigens: protein markers unique to the individual that are expressed on the surface of every cancer cell. The Company has two ongoing Phase I/IIa trials, the CHIRON trial in patients with advanced non-small cell lung cancer (NSCLC) and the THETIS trial in patients with recurrent or metastatic melanoma. Achilles uses DNA sequencing data from each patient, together with its proprietary PELEUS™ bioinformatics platform, to identify clonal neoantigens specific to that patient, and then develop precision T cell-based product candidates specifically targeting those clonal neoantigens.

Forward-Looking Statements

This press release contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Further information:

Lee M. Stern – VP, IR & External Communications

+1 (332) 373-2634

l.stern@achillestx.com

Consilium Strategic Communications

Mary-Jane Elliott, Sukaina Virji, Melissa Gardiner

+44 (0) 203 709 5000

achillestx@consilium-comms.com